MATTHEW MCMURDO, ESQ.                                                 16th Floor
Attorney-At-Law                                              28 West 44th Street
Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com     New York, NY 10036


                                 March 9, 2015

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention: Sondra Snyder
           Dean Brazier
           Liz Walsh
           Mara Ransom, Assistant Director


Re: Tapioca Corp.
    Registration Statement on Form S-1
    Filed December 18, 2014
    File No. 333-201037

Dear Ms. Ransom:

     We are filing an Amendment No.1 to our Registration Statement on Form S-1/A (the "Registration Statement") in response to your recent review letter addressed to Slav Serghei, President of Tapicoa Corp. (the "Company"), dated January 16, 2015 (the "SEC Letter"). This response letter, along with the amended Registration Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have not provided any written communications in reliance on Section 5(d) of the Securities Act.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

     * your disclosure indicates that you are a development stage company issuing penny stock;

     * you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

     * you have a net loss of $75 to date and you have not generated any revenues to date;

     *    you have assets consisting only of cash and cash equivalents; and

     * your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated, "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

We believe that the Company is not a blank check company for the following reasons:

     (i) While we are a development stage company issuing penny stock, we have definitively commenced operations. We have purchased a Bubble Tea machine and stand and signed a lease to place it. We have added further detail to the Registration Statement to clarify and explain our operations.
     (ii) We do have a net loss to date, but expect that to change as revenue from the first Bubble Tea stand is generated.
     (iii)Our assets consist of more than cash and cash equivalents. The Company also owns a Bubble Tea machine and stand and has entered into a lease to place it the first floor of the building at Magurele, Bucharest, Ilov, Muntenias, Romania by March 1, 2015.
     (iv) Our business is selling Bubble Tea from mobile stands in Romania. Bubble tea, also called pearl milk tea, is brewed black tea or green tea mixed with milk, sugar and chewy tapioca pearls, and usually served cold with ice. Fruit-flavored bubble tea is also available in


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK
          an assortment of flavors such as mango, lychee, strawberry, honeydew and green apple. Fruit purees (natural or sweetened), flavored syrups or fresh fruits are added to the base tea for the fruity taste. Thanks to its natural components is considered a beneficial drink, having a high content of calcium, phosphorus, vitamin C and antioxidants, is a suitable alternative traditional tea and coffee. It is a funky and unusual alternative to traditional tea that provides the great taste of authentic fruit juice in an attractive and convenient packaging. Our model is kiosk-based operations that rely heavily on pass-by traffic. Because of it, we are looking for locations with existing traffic, such as shopping malls, street corners, flea markets, schools, colleges, universities, transportation hubs, such as bus, ferries, or train stations. At the same time, mobility of our kiosks allows us to place them temporarily in expo shows, sport games and concerts. The strategic role of Tapioca Corp. is centered around three objectives: (A) To stay at the forefront as the market leader in innovative product introductions and successful product launches; (B) To strengthen and satisfy the needs of the more adventurous Generation Y consumers with a new eye-catching and functional product; (C) To become the market leader in the functional drinks segment with increased market shares.

3. We note  that you are a shell  company,  as  defined  in Rule 405  under  the
Securities Act of 1933, as amended. Please revise your prospectus summary to disclose your shell company status. Additionally, please revise your Management's Discussion and Analysis or Plan of Operation to disclose the consequences of your status and your potential reduced liquidity or illiquidity of your securities.

We have revised the Registration Statement to fully disclose our shell status. We have also revised the Management's Discussion and Analysis or Plan of Operation to disclose the consequences of being a shell company.

4. Please revise the financial statements and other financial data presented in the filing to be presented in in the same chronological order throughout the filing. Please refer to SAB Topic 11.E.

We have presented all of the financial statements and data in chronological order throughout the Registration Statement.

Prospectus Cover Page

5. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please also clearly state that there is no guarantee that you will receive any proceeds from this offering. Please refer to Item 501(b)(3) of Regulation S-K.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have added a table to the Registration Statement to reflect the net proceeds that the Company may receive from the offering assuming the sale of the aforementioned increments and stated that there is no guarantee that we will receive any proceeds from this offering.

6. Please clearly state that the invested funds are irrevocable once received.

We have disclosed in the Registration Statement that the invested funds are irrevocable.

7. Please disclose the circumstances under which your board of directors may determine it to be in your best interest to terminate this offering prior to the sale of all 10,000,000 shares being registered.

We have included disclosure describing the circumstances under which the Company's board of directors may terminate the offering prior to all of the shares being sold.

8. Please clarify the total length of the offering and the amount of time it may be extended. In this regard, we note your disclosure that "offering will not be extended beyond one year" and that you may extend the offering period "for a period of 360 days following the date of this prospectus."

We have clarified the length of the offering and the extension period throughout the Registration Statement.

Summary Financial Information, page 5

9. We note that the amount presented as net loss per share does not agree with the similarly titled amount presented in your financial statements. Please revise or explain to us why you believe no such revision is necessary.

We have revised the summary financial information to agree with the financial statements.

Risk Factors, page 5

Risks Associated to Our Business, page 5

10. Please clarify whether your Mr. Slav owes fiduciary duties to any companies or entities other than Tapioca Corp., and, if so, please revise your risk factors to disclose how such duties may affect your business and operations. In this regard, we note your disclosure on page 32 that Mr. Slav will devote time to other projects that do not involve you.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have updated the Registration Statement and removed the applicable Risk Factor because Mr. Slav owes no fiduciary duties to any other entities and will be devoting his full time to the Company.

We operate in a highly competitive environment . . ., page 8

11. We note from the Description of Business section on page 27 that you have "very few existing competitors." Please revise your disclosures here or in the Description of Business to provide a consistent description of your market competition.

We have removed this risk factor from the Registration Statement as there truly are very few existing competitors.

Because our sole officer and director owns 100% of the company's shares . . ., page 8

12. Please revise your table to reflect Mr. Slav's correct ownership interest under each scenario. Please explain the reference to Mr. Niezgoda or revise your disclosure, as appropriate.

We have revised the table to reflect Mr. Slav's correct ownership and removed the reference to Mr. Niezgoda.

Use of Proceeds, page 13

13. We note your statement that there is no assurance that you will raise $100,000 from this offering. Please revise your disclosure, here and throughout your prospectus, including but not limited to your disclosure on page 23, to state that there is no assurance that you will raise any funds from this offering.

We have revised the Registration Statement throughout to state that there is no assurance that the Company will raise any funds in this offering

14. We note that you plan to use offering proceeds to purchase equipment and stands. It appears that under each of the offering scenarios you expect to use $7,000 of the offering proceeds to purchase equipment and stands for each location you plan to operate. Based on your disclosure on page 3 and your financial statements it appears you have already purchased one tea stand. Please tell us how this is reflected in your disclosures under use of proceeds and elsewhere in your registration statement, including but not limited to page 29. The cost of this initial tea stand appears to be shown as a use of proceeds under each of the offering scenarios. Please also note that all material contracts should be filed as exhibits to your registration statement. Please see
Item 601(b)(10) of Regulation S-K.

We have removed the first tea stand purchase from the use of proceeds. There was no written contract for the purchase of the Bubble Tea Machine and stand.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

15. We note that you expect to use $5,400 of the offering proceeds to pay leasing costs. However, we also note from Exhibit 10.1 that your current lease is at a cost of $6,000 for the first year of the lease term, which begins on March 1, 2015. Please explain to us how the amounts reflected as lease costs expected to be paid from offering proceeds under each of your offering scenarios were derived. Please also revise the disclosure throughout your registration statement accordingly, including but not limited to page 30.

The use of proceeds uses $5,400 as an estimate of future lease costs based on our current lease cost of $500 per month and our review of other lease costs starting at $250 per month. We have revised the disclosure throughout the Registration Statement accordingly and increased the range of lease costs we have seen to include the current lease of $500 per month

Dilution, page 14

16. We note that your net tangible book value before the offering, as of October 31, 2014 appears to be $0.001 per share. In addition, we are unable to determine how you determined the dollar amounts of dilution per share to new investors under each of the various offering scenarios. Please show us how the amounts presented under each offering scenario were derived. Please provide your computations in your response.

We determined the dollar amounts of dilution per share to new investors under each of the various offering scenarios using the following calculations:

CALCULATION FORMULAS:

Book value before offering per share: shares at present divided by current stock holder equity=$0 Book value after offering per share: (amount of funding + stock holder equity) divided by shares outstanding after offering Increase per share: share book value after offering minus share book value before offering Dilution to investors: offering price minus book value after offering per share. 17. Please revise to provide a tabular presentation showing separately the relative dollar amounts and percentages of cash contributed and total shares to be owned after the offering attributable to current owners of your common stock and new investors in this offering. Please refer to Item 506 of Regulation S-K.

We have added the required table to the Registration Statement.

Management's Discussion and Analysis or Plan of Operation, page 14

12 Month Plan of Operation, page 16

If $75,000 Raised, page 20


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

18. We note your disclosure on page 21 that if $75,000 is raised you expect your annual lease expense to be $7,000 per location and $28,000 in total. This amount does not agree with the amounts presented in your Use of Proceeds on page 13 under the $75,000 offering scenario. Please revise as appropriate, or explain to us why you believe no revision is required.

We have revised the Registration Statement to consistently describe the annual lease expense.

If $100,000 Raised, page 21

19. We note your disclosure under the heading Marketing and advertising on page 23 that you expect to spend $3,980 for the year to obtain 5,000 Mailbox coupons per month. Please explain why the cost to obtain 5,000 Mailbox coupons per month if $100,000 is raised is lower than the $4,500 cost to obtain 5,000 Mailbox coupons per month shown on page 21 if $75,000 is raised.

We have revised the disclosure under the $100,000 raise heading to reflect a consistent cost for the 5,000 Mailbox coupons.

Liquidity and Capital Resources, page 24

20. We note that your auditors have issued a going concern opinion and your statement on page 15 that your current cash balance is not sufficient to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

We have added disclosure describing negative cash flow per month and the duration that the Company's available cash can sustain current operations.

21. We note your disclosure in the third paragraph on page 25 that as of the date of your registration statement, your current funds will not be sufficient to continue maintaining a reporting status, and that your sole officer and director has provided you a non-binding verbal agreement to lend you funds to pay for the registration process and to lend funds to implement your business plan and to maintain a reporting status for the next twelve months after effectiveness, as expenses are incurred if no other proceeds are obtained. Please tell us whether there is any limitation on the dollar amount of the non-binding verbal agreement to lend you funds provided by your sole officer and director, and if so, please disclose this limitation.

There is a limitation on the dollar amount of the loan. We have added disclosure to state the amount and discuss the limitation.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

Description of Business, page 26

22. We note that you will be selling food and beverages to the public. In addition to permits for selling goods to the public, please describe any governmental regulations affecting your ability to sell food and beverages to the public.

The only regulation that affects us is that employees who come into contact with food are required to participate in hygiene training, according to the Order MSnr.1225/2003, as amended, to learn the fundamentals of hygiene; and
nr.232/4.034 Order 2004, the Minister of Health and Minister education and research on the modification and completion methodology for organizing training and certification of staff on teaching the fundamentals of hygiene, approved by Order of the Minister of Health and Minister of Education, research and Youth no. 1.225/5.031/2003.

7. Supplies, page 29

23. Please describe how you plan to identify local suppliers.

We have revised our disclosure to indicate that we can order our bubble tea supplies within the European Union to minimize the cost and time of delivery. There are many bubble tea suppliers within European Union. We will focus on http://www.tee-quadrat.com/ and http://www.goodmanseurope.com/en/bubble-tea.html

14. Personnel, page 31

24. We note your statement on page 21 that you plan to compensate managers on commission at 5% of gross proceeds; however, we also note your disclosure here that you plan to compensate managers with 7% of gross proceeds. Please explain or revise your disclosure accordingly. Please also clarify whether managers and/or salespeople will be entitled to salaries in addition to such commission.

We have revised the disclosure to state 5% commission for managers in each place and clarified that managers and salespeople will not be entitled to salaries other than commissions.

Directors, Executive Officers, Promoter and Control Persons, page 31

25. We note that Mr. Slav is 28 years old; however, he graduated high school in 1982. Please revise your disclosure, as appropriate.

We have revised the disclosure to reflect Mr. Slav's correct statistics.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

26. Please identify Mr. Slav's other place of employment by name. Also, please provide the information pursuant to Item 401(e) of Regulation S-K describing Mr. Slav's specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as your director.

We have identified Mr. Slav's other places of employment and added all of the pertinent information required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 33

27. We note from the Use of Proceeds section that the offering costs will be paid by a loan from Mr. Slav. Please provide the details of that loan pursuant to Item 404 of Regulation S-K. Please also describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms.

We  have  added  all of the  material  terms  of the  loan  in the  Registration
Statement.

28. In the Note 4 to the Audited Financial Statements, you disclosed a loan from Mr. Slav for $5,000. Please provide here the details of that loan pursuant to
Item 404 of Regulation S-K. Please also describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms.

We  have  added  all of the  material  terms  of the  loan  in the  Registration
Statement.

Description of Securities, page 36

Non-cumulative Voting, page 37

29. Please revise your disclosure to reflect that Mr. Slav will hold 25.9% of your outstanding shares, assuming the sale of all shares of common stock being registered on this registration statement.

We have revised the disclosure to state that Mr. Slav will hold 25.9% of the outstanding shares after the sale of all of the shares being registered in the Registration Statement.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

Legal Matters, page 39

30. Please revise your statement to reflect that Scott D. Olson, Esq., provided the legal opinion filed as Exhibit 5.1 to your registration statement.

We have revised the Legal Matters section to state that Scott D. Olson, Esq. provided the legal opinion filed as Exhibit 5.1

Part II. Information Not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

31.  Please  provide the date of sale as  required by Item 701(a) of  Regulation
S-K.

We have included the date of sale in this section of the Registration Statement.

Item 16. Exhibits, page II-2

32. We note your disclosure on page 4 that Mr. Slav loaned funds to you pursuant to a verbal agreement. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. Please see Question 146.04 in the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

We have included a written description of the terms of the loan as Exhibit 10.3 to the Registration Statement.

Signatures, page II-4

33. Please have Mr. Slav also sign in his capacity as Director.

Mr. Slav has signed the Registration Statement as Director.

Exhibit 23.1 Consent of Independent Registered Accountant

34. We note that your independent accountant's consent consents to the use of their reports dated November 4, 2014. However, we note that there is only one independent accountant's report included in your filing and it is dated November 26, 2014. In the next amendment to your registration statement, please include an updated consent of your independent accountant that revises the date of the independent accountant's report to be consistent with the date of such report


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK
included in your filing. If you believe no revision to the date of the report referred to in your independent accountant's consent is required, please explain and revise your filing as appropriate.

We have included an updated independent accountant's consent in the Registration Statement.

Please direct your correspondence regarding this matter to the undersigned.

                               Very truly yours,


                               /s/ Matthew McMurdo, Esq.
                               ------------------------------------
                               Matthew McMurdo, Esq.

cc: Slav Serghei, President
    Tapioca Corp.



                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

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